FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2006

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

       This report on Form 6-K is hereby incorporated by reference, in its entirety, in Abbey National plc’s registration statement on Form F-3 (File No. 333-13146).

2 February 2006

Abbey announces new credit card operation

Abbey will start its own credit card operation in the UK, drawing on the expertise of Santander's global card business.

Under a mutually agreed transitional arrangement, existing Abbey card issuer MBNA Europe, will continue to operate and administer all 1.2 million Abbey-branded credit cards, ensuring there is no immediate impact on customers. MBNA Europe will retain the existing credit card asset once the transitional arrangement expires.

The move follows a strategic review of Abbey's credit card business after its takeover by Santander. The current relationship with MBNA Europe has been a productive one for both companies. In Santander’s business model, cards are a core business group-wide, owned and run in-house. Having its own operation gives Abbey more flexibility in how it deals with customers, the products it develops, and the cross-sales opportunities.

Francisco Gómez-Roldán, Chief Executive, Abbey said: "Being part of Santander, we now have the expertise and strength to be able to run a successful card operation in-house again. By doing this, we will have both more flexibility in the products we offer and the potential to expand our credit card operations amongst our 18 million customers."

A new team at Abbey is already in place and working closely with Santander's global cards team to set up the credit card operations. The new Abbey credit card, expected to launch in March 2007, will be one of the first Abbey products to run on Santander’s efficient in-house IT system, Partenon.

Michael Rhodes, President of MBNA Europe, said: "When Abbey and MBNA entered into our relationship, it was for a period of five years. That period is nearing an end. Both our organisations have benefited greatly from this relationship. Working together, Abbey and MBNA have more than doubled the Abbey-branded credit card portfolio, and it is in the interests of both companies to undertake an orderly exit from this arrangement."

ENDS

Media enquiries:

Matthew Young, Abbey Media Relations	020 7756 4232

Matthew.Young@abbey.com

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 2nd February 2006	By: /s/ Jason Wright
(Authorized Signatory)